One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com

March 19, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc.

January 13, 2009 Supplemental Correspondence in connection Form 10-K for the Fiscal Year Ended December 31, 2008

Schedule DEFR 14A for June 5, 2008

File No. 0-30267

Ladies and Gentlemen:

On behalf of Orchid Cellmark Inc. (the “Company”), set forth below is the Company’s response to the Securities and Exchange Commission’s (the “SEC”) comment to the Company’s filings set forth above given by letter dated February 4, 2009 from John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services. We will deliver one courtesy copy of this response letter to Susann Reilly of the staff.

Schedule DEFR 14A for June 5, 2008

Annual Bonus, page 16

1.	Comment: We note your response to comment four of our letter dated December 31, 2008 and we reissue the comment. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. We requested a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. In your response letter, you noted that revenues, gross margins, cash at the end of the year, improved sample turnaround times, strategic acquisitions, research and development objectives and intellectual property objectives were used to determine executive performance based compensation. In future filings, you should disclose the specific factors used and how the company allocated these factors to determine the bonuses. Your response indicates that disclosure of these targets would provide competitors insight into the company’s pricing, expected cash position, operating performance and business plans.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C

BOSTON | WASHINGTON | NEW YORK | STAMFORD | RESTON | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Securities and Exchange Commission

March 19, 2009

Please either provide us with a detailed explanation for your conclusion that disclosure of each of the targets would result in competitive harm or disclose the specific performance targets in future filings. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving the performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: The Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors recently determined that based on the Company’s 2008 performance against the pre-established 2008 performance goals, no annual bonuses would be awarded to the Company’s executive officers for 2008 performance. In addition, as previously disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended, the Compensation Committee did not award any annual bonuses to the Company’s executive officers for 2006 performance and only awarded $10,000 of annual bonuses to the Company’s executive officers for 2007 performance.

As set forth in the Company’s January 19, 2009 letter to the SEC (the “Initial Response Letter”), the specific performance targets used to determine annual performance-based cash bonuses in 2008 (the “Quantitative Goals”) primarily relate to revenue, gross margins, cash at the end of the year, improved sample turnaround times, strategic acquisitions and improved research and development objectives. The Quantitative Goals for 2008 annual bonus awards specifically relate to (i) the Company’s actual 2008 financial performance as compared to its business plan, including revenue, profitability and cash position, (ii) consolidation of the operations of ReliaGene Technologies into the Company’s existing facilities as follows: paternity testing by the end of the first quarter of 2008 and Combined DNA Index System (CODIS) and casework testing by the end of the first half of 2008, (iii) increase by approximately two fold as compared to 2007 the average number of samples per analyst per month in the Company’s U.S. forensic casework operations, (iv) development and implementation of process efficiencies for U.S. CODIS and U.K. Police and Criminal Evidence Act (PACE) work that result in specific reductions in the unit labor and material costs associated with these services, (v) implementation of a new paternity website and achievement of a specific increase in the private paternity monthly closure rate and (vi) realization of a specific level of revenue from the Northwest/Southwest and Wales regional forensics tender. The Compensation Committee does not specifically allocate or weight the individual Quantitative Goals and generally reviews the entire mix of Quantitative Goals when determining annual bonus awards. Although the members of the Compensation Committee discuss and analyze the Company’s performance as a group, each member makes his or her own judgment about which factors are important, and how to allocate or weight those factors in reaching a conclusion. It is possible, and likely, under this system, that different members of the Compensation Committee may reach the same determination with respect to annual bonuses for different reasons. In response to this comment, in applicable

Securities and Exchange Commission

March 19, 2009

future filings, the Company will provide detail relating to the Quantitative Goals and the Compensation Committee’s review thereof similar to that set forth above and will provide all information with respect to the Quantitative Goals that is material to the Company’s shareholders’ understanding of the Company’s annual performance-based cash bonus program and related decisions with respect to the Company’s named executive officers, subject to appropriate considerations of competitive harm.

As set forth in the Initial Response Letter and discussed in greater detail below, the Company believes that disclosure of the confidential commercial and/or financial information relating to the specific targets or thresholds underlying the Quantitative Goals would result in competitive harm to the Company, and that such information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure of the specific revenue, profitability and cash-on-hand targets underlying the financial performance objectives as well as the specific level of revenue generated from the Northwest/Southwest and Wales regional tender would cause competitive harm to the Company, especially because many of the Company’s competitors are not public companies and therefore do not have to disclose such information. This information would provide the Company’s competitors with valuable insight into the Company’s views on the state of its markets and its ability to generate revenues and to compete in these markets. Disclosure of revenue targets will provide competitors a roadmap into the Company’s bidding process and marketing strategies and when coupled with disclosure of specific net income/loss and cash targets (along with the other specific targets discussed below) will allow competitors unbridled access to the Company’s business plan and the strategies the Company intends to implement to achieve the benchmarks within that business plan. As set forth in the Initial Response Letter, having knowledge of these Company performance targets will provide competitors the necessary information to prevent the Company from achieving its goals.

The specific amounts of the unit labor and material costs associated with U.S. CODIS and U.K. PACE work constitute confidential commercial and financial information, the disclosure of which would cause significant harm to the Company. Future customers could use this information to place the Company in a position of unfair disadvantage in negotiations over pricing of its services. They would be aware of the Company’s costs and would likely demand lower prices for the Company’s services. Additionally, competitors of the Company would be provided with information regarding the Company’s income from the sale of its services, which information could be used to evaluate and establish prices of competing services and technologies. Disclosure of this information will provide the Company’s competitors the ability to establish their own strategies and evaluate their ability to compete with the Company, especially in future competitive bidding processes, where in many instances the lowest price wins the contract.

Securities and Exchange Commission

March 19, 2009

The specific monthly number of U.S. forensic casework samples processed per analyst and the specific monthly private paternity closure rate reveal details regarding the standard time the Company requires to turn around an order and the maximum orders the Company can process at one time and also provides insight into the Company’s costs to conduct its business. Disclosure of this information would allow competitors of the Company access and insight into the Company’s data processing capabilities and costs without affording the Company the same opportunity to analyze similar information regarding their capabilities. This would place the Company at a severe competitive disadvantage and provide a windfall to competitors. In addition, competitors and potential customers would have access to confidential information regarding the Company’s capabilities and potential pricing sensitivities and this information could be used to the Company’s disadvantage in future negotiations with potential customers and competitors could use this information to undercut the Company’s processing times and pricing.

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in applicable future filings, the Company will disclose how likely it will be for the Company to achieve the Quantitative Goals. The Company will disclose which Quantitative Goals are achieved and which are not. Additionally, as set forth above, since 2006 the Company has paid only $10,000 in annual bonuses to its executive officers. Under the Company’s compensation policy, during this time period the Company’s executive officers were eligible to receive up to an aggregate of approximately $950,000 in annual bonuses. This demonstrates that the Quantitative Goals established by the Compensation Committee are difficult to achieve and are designed to award only superior performance. In applicable future filings, the Company will also use this history as an example of how likely it will be for the Company to achieve the Quantitative Goals.

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This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 19, 2009

Please contact William J. Thomas, Vice President and General Counsel of the Company, at (609) 750-2280 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission

Susann Reilly, Esq.

Orchid Cellmark Inc.

Thomas A. Bologna, President and Chief Executive Officer

James F. Smith, Vice President and Chief Financial Officer

William J. Thomas, Vice President and General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

John J. Cheney, Esq.